UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010
Commission File Number 000-52416

CHINA TOPREACH INC.

6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                                                      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                                                      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                          n/a

The Board of Directors of China TopReach Inc. ("China TopReach") is pleased to announce the filing of a Web Proof Information Pack, or WPIP, on the Hong Kong Stock Exchange Website in relation to the initial public offering of our subsidiary, ShiFang Holding Limited ("Shifang"), on November 18, 2010. Please see Exhibit 99.1 for the press release.

ShiFang was initially established as a wholly owned subsidiary of China TopReach to serve as the holding company of the operating companies of China TopReach group.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

99.1	Press release, dated November 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China TopReach Inc.

By:	/s/ Zhi Chen
Name:	Zhi Chen
Title:	Chief Executive Office
Date:  November 22, 2010